UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)1

WPCS International Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92931L 40 1
(CUSIP Number)

July 14, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,229,685*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,229,685*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,685*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON CO

* The percentage set forth in row (11) is based on 4,142,887 shares of common stock outstanding after giving effect to (A) the conversion of (i) 1,520 shares of Series F-1 Preferred Convertible Stock into 90,087 shares of common stock (including certain dividend and make-whole shares issuable upon conversion of such preferred stock), (ii) 1,930 shares of Series G-1 Preferred Convertible Stock into 140,266 shares of common stock (including certain dividend and make-whole shares issuable upon conversion of such preferred stock), (iii) 2,395 shares of Series H Preferred Convertible Stock into 239,500 shares of common stock, and (iv) 7,037 shares of Series H-1 Preferred Convertible Stock into 703,700 shares of common stock, and (B) the issuance of 1,055,481 shares of common stock upon exercise of 1,055,481 warrants.

However, as more fully described in Item 4, the reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  Accordingly, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion or exercise of the reported securities (including certain dividend and make-whole shares issuable upon conversion of certain of the reported securities) and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON Iroquois Capital Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 135,290*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 135,290*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,290*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%*
12	TYPE OF REPORTING PERSON OO

* The percentage set forth in row (11) is based on 2,049,143 shares of common stock outstanding after giving effect to the conversion of 541 shares of Series H-1 Preferred Convertible Stock into 54,100 shares of common stock and the issuance of 81,190 shares of common stock issuable upon the exercise of 81,190 warrants.

However, as more fully described in Item 4, the reported securities are subject to a 9.99% blocker. Accordingly, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion or exercise of the reported securities and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON Iroquois Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,364,975*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,364,975*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,364,975*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IA

* See Item 4

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON Joshua Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,364,975*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,364,975*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,364,975*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN; HC

* See Item 4

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,364,975*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,364,975*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,364,975*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN; HC

* See Item 4

CUSIP NO. 92931L 40 1

Item 1(a).	Name of Issuer:

WPCS International Incorporated, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

521 Railroad Avenue
Suisun City, California 94585

Item 2(a).	Name of Person Filing:

Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (the “Iroquois Master Fund”); Iroquois Capital Investment Group LLC, a Delaware limited liability company (“Iroquois Capital Group”); Iroquois Capital Management LLC, Delaware limited liability company (“Iroquois Capital Management”); Joshua Silverman; and

Richard Abbe.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017.

Item 2(c).	Citizenship:

Iroquois Master Fund is incorporated in the Cayman Islands.  Each of Iroquois Capital Group and Iroquois Capital Management are incorporated in Delaware.  Messrs. Silverman and Abbe are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

92931L 40 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/ x /	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

CUSIP NO. 92931L 40 1

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on July 15, 2015:

(i)
Iroquois Master Fund directly owned 651 Shares and may be deemed to beneficially own 90,087 Shares upon conversion of 1,520 shares of Series F-1 Preferred Convertible Stock of the Issuer, par value $0.0001 per share (the “Series F-1 Shares”) (including certain dividend and make-whole shares issuable upon conversion of certain of the reported securities), 140,266 Shares upon conversion of 1,930 shares of Series G-1 Preferred Convertible Stock of the Issuer, par value $0.0001 per share (the “Series G-1 Shares”) (including certain dividend and make-whole shares issuable upon conversion of certain of the reported securities), 239,500 Shares upon conversion of 2,395 shares of Series H Preferred Convertible Stock of the Issuer, par value $0.0001 per share (the “Series H Shares”), 703,700 Shares upon conversion of 7,037 shares of Series H-1 Preferred Convertible Stock of the Issuer, par value $0.0001 per share (the “Series H-1 Shares”), and 1,055,481 Shares upon exercise of 1,055,481 warrants with an exercise price of $1.66 per Share (the “Warrants” and, together with the Series F-1 Shares, the Series G-1 Shares, the Series H Shares and the Series H-1 Shares, the “Reported Securities”); provided, however, that notwithstanding the foregoing, pursuant to the terms of the Reported Securities, Iroquois Master Fund is not permitted to convert or exercise (as the case may be) any of the Reported Securities if the Reporting Persons and any of their affiliates would beneficially own, after any such conversion or exercise (as the case may be), more than 9.99% of the outstanding Shares (the “9.99% Blocker”).

CUSIP NO. 92931L 40 1
(ii)
Iroquois Capital Group may be deemed to beneficially own 54,100 Shares upon conversion of 541 Series H-1 Shares and  81,190 Shares upon exercise of 81,190 Warrants; provided, however, that notwithstanding the foregoing, as a result of the 9.99% Blocker, Iroquois Capital Group is not permitted to convert or exercise (as the case may be) any of the Reported Securities if the Reporting Persons and any of their affiliates would beneficially own, after any such conversion or exercise (as the case may be), more than 9.99% of the outstanding Shares.

(iii)
Iroquois Capital Management, as the investment manager of each of Iroquois Master Fund and Iroquois Capital Group, may be deemed the beneficial owner of the (i) 2,229,685 Shares that may be deemed to be owned by Iroquois Master Fund, and (ii) 135,290 Shares that may be deemed to be owned by Iroquois Capital Group, in each case, subject to the 9.99% Blocker as discussed above.

(iv)
Messrs. Silverman and Abbe, as the managing members of Iroquois Capital Management, may be deemed the beneficial owner of the (i) the 2,229,685 Shares that may be deemed to be owned by Iroquois Master Fund, and (ii) 135,290 that may be deemed to be owned by Iroquois Capital Group, in each case, subject to the 9.99% Blocker as discussed above.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in Row (11) of the cover page for each Reporting Person is based on 1,913,853 Shares outstanding as of July 14, 2015 plus the number of Shares upon conversion and exercise of the Reported Securities that are reported by each applicable Reporting Person, subject to the 9.99% Blocker (as discussed above).

As a result of the 9.99% Blocker, the amount disclosed in Row (11) of the cover page for each Reporting Person, reports the maximum percentage of Shares that each Reporting Person can receive upon conversion or exercise of the Reported Securities (as the case may be).  As a result of the 9.99% Blocker, the Reporting Persons are not able to convert or exercise (as the case may be) all of the Reported Securities reported herein.

(c)	Number of shares as to which each Reporting Person has:

The information required by Item 4(c) is set forth in Rows (5) - (9) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

CUSIP NO. 92931L 40 1

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 92931L 40 1

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2015

Iroquois Master Fund Ltd.

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

Iroquois Capital Investment Group LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Managing Member

Iroquois Capital Management LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Managing Member

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe